Mail Stop 3561

April 19, 2010

Mr. Daniel F. Medina
President
Medina International Holdings, Inc.
255 S. Leland Way
San Bernardino, CA 92408

   Re: **Medina International Holding**
     Form 10-K for the year ended April 30, 2009
     Filed October 22, 2009
     File No. 0-27211

     Form 10-KSB for the year ended April 30, 2008
     Filed August 22, 2008
     File No. 0-27211

Dear Mr. Medina:

We have completed our review of your Form 10-K and Form 10-KSB noted above and do not, at this time, have any further comments.

         Sincerely,

         Linda Cvrkel
         Branch Chief